EXHIBIT 99.13

Robert Cann, P.Geo.
Entrée Gold Inc.
Suite 1201 – 1166 Alberni Street
Vancouver, British Columbia, V6E 3Z3
Telephone:  604.687.4777
Facsimile:  604.687.4770

CONSENT of EXPERT

Reference is made to the Annual Report on Form 40-F/A (the “40-F/A”) of Entree Gold Inc. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

 I hereby consent to the use of and reference to my name as a Qualified Person for the Lookout Hill Technical Report dated June 30, 2010, under the heading “Material Mineral Properties - Lookout Hill Property” in the Company’s Amended and Restated Annual Information Form for the year ended December 31, 2009, dated November 2, 2010, and in the 40-F/A.

Sincerely,

 /s/ Robert Cann

Name: Robert Cann

Title:  Vice President, Exploration

Company:  Entree Gold Inc.